UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

Commission File Number: 001-40724

CHINA JO-JO DRUGSTORES, INC.
(Translation of registrant’s name into English)

4th Floor, Building 5, Renxin Yaju, Gong Shu District

Hangzhou City, Zhejiang Province, People’s Republic of China, 310014
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

China Jo-Jo Drugstores, Inc., a Cayman Islands exempted company (the “Company”), furnishes under the cover of Form 6-K the following:

In October 2024, Mr. Lei Liu, our Chief Executive Officer, agreed to surrender for no consideration in total 52,500 fully-paid ordinary shares, par value $0.24 per share, of the Company (the “Ordinary Shares”), and Mr. Ming Zhao, our Chief Financial Officer, agreed to surrender for no consideration in total 2,500 Ordinary Shares, such Ordinary Shares in each case to be immediately cancelled by the Company (collectively, the “Share Surrender”). The Company shall make available for reissuance to participants under the Company’s 2010 Equity Incentive Plan (such plan as in effect at the relevant time, the “2010 Equity Incentive Plan”) an equivalent number of Ordinary Shares as surrendered and cancelled in connection with the Share Surrender, being 55,000 Ordinary Shares. No grants, cash payments or other consideration has been or will be made to replace such Ordinary Shares or otherwise in connection with the Share Surrender. The Share Surrender permits the Company to enhance its financial conditions and provide additional shares available for future issuance under the 2010 Equity Incentive Plan, while continuing to deliver appropriate returns to our shareholders.

The Ordinary Shares returned by Mr. Liu include (1) 340,000 Ordinary Shares granted by the Company to Mr. Liu on April 28, 2022 under the 2010 Equity Incentive Plan, which were automatically consolidated into 17,000 Ordinary Shares following the 1-for-20 reverse stock split effected by the Company on March 1, 2024 (the “Reverse Stock Split”), (2) 260,000 Ordinary Shares granted by the Company to Li Qi, a director of the Company, on April 28, 2022 under the 2010 Equity Incentive Plan, which were transferred by Ms. Qi to Mr. Liu on August 1, 2023 and automatically consolidated into 13,000 Ordinary Shares following the Reverse Stock Split, (3) 250,000 Ordinary Shares granted by the Company to Mr. Liu on December 19, 2022 under the 2010 Equity Incentive Plan, which were automatically consolidated into 12,500 Ordinary Shares following the Reverse Stock Split, and (4) 200,000 Ordinary Shares granted by the Company to Ms. Qi on December 19, 2022 under the 2010 Equity Incentive Plan, which were transferred by Ms. Qi to Mr. Liu on August 1, 2023 and automatically consolidated into 10,000 Ordinary Shares following the Reverse Stock Split.

The Ordinary Shares returned by Mr. Zhao include 50,000 Ordinary Shares granted by the Company to Mr. Zhao on April 28, 2022 under the 2010 Equity Incentive Plan, which were automatically consolidated into 2,500 Ordinary Shares following the Reverse Stock Split.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 21, 2024	CHINA JO-JO DRUGSTORES, INC.

	By:	/s/ Lei Liu
	Name:	Lei Liu
	Title:	Chief Executive Officer